Filed by Cavalry Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Cavalry Bancorp, Inc.
Commission File No.: 0-23605

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 30, 2005 (the “Merger Agreement”), by and between Pinnacle Financial Partners, Inc. (“Pinnacle”) and Cavalry Bancorp, Inc. (“Cavalry”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Cavalry on October 4, 2005, and is incorporated by reference into this filing.

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle and Cavalry will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), and Pinnacle intends to file a registration statement on Form S-4, which will include a preliminary copy of the joint proxy statement/prospectus.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, Inc., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the SEC on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the SEC on March 18, 2005, which is available at Cavalry’s website (www.cavb.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC when they become available.

A Message To Cavalry Customers From CEO Ed Loughry

As we embark on our partnership with Pinnacle National Bank, I want to share what you can expect and ask for your continued support and confidence.

New benefits available to you by the middle of 2006:
- Free use of any ATM worldwide for many Cavalry account types
- Courier pickup for commercial customers
- Expanded financial planning and treasury management services
- Access to branches in Davidson, Williamson and Sumner counties

Important Cavalry tenets that will stay the same:
- Our commitment to outstanding customer service
- Our office locations and customer contact personnel
- Our continued focus on providing you with

"Community Banking at its Best"

114 W. College Street, Murfreesboro, TN 37130 | 615/893-1234 | www.cavb.com | Member FDIC

Certain of the statements in this information may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle Financial Partners, Inc. and Cavalry Bancorp, Inc, future financial and operating results and Pinnacle’s and Cavalry’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that the cost savings and any revenue synergies from the merger may be realized or take longer than anticipated, disruption from the merger with customers, suppliers or employee relationships, the risk of successful integration of the two businesses, the failure of Cavalry or Pinnacle shareholders to approve the merger and the ability to obtain required governmental approvals of the proposed terms and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K and 10-K/A and the Quarterly Reports on Form 10-Q of both Pinnacle and Cavalry filed with the Securities and Exchange Commission and available on the Commission’s website set forth below. Pinnacle and Cavalry disclaim any obligation to update or revise any forward-looking statements contained in this information, whether as a result of new information, future events or otherwise.

This document may be deemed to be solicitation material in respect of the proposed merger of Pinnacle and Cavalry. Pinnacle intends to file with the Securities and Exchange Commission a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF CAVALRY AND SHAREHOLDERS OF PINNACLE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, Inc., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272.

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the Securities and Exchange Commission on March 18, 2005, which is available on Cavalry’s web site (www.cavb.com). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available.